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                 July 6, 2023

       Chad L. Kalmakoff
       Chief Financial Officer
       Baytex Energy Corp.
       2800, 520     3 rd Avenue
       S.W.
       Calgary, Alberta
       Canada, T2P 0R3

                                                        Re: Baytex Energy Corp.
                                                            Registration
Statement on Form F-3
                                                            Filed June 29, 2023
                                                            File No. 333-273020

       Dear Chad L. Kalmakoff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal
       Branch Chief, at (202) 551-3314 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Michael S. Telle